Brandon F. Lombardi
Tel 602.445.8335
Fax 602.445.8679
LombardiB@gtlaw.com
VIA EDGAR
August 3, 2010
United States Securities and Exchange Commission
Mail Stop 4561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Courtney Haseley

Re:	TTM Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010 Form 8-K/A Filed April 26, 2010 File No. 000-31285
Dear Ms. Haseley:
I am writing on behalf of our client, TTM Technologies, Inc. (the “Company”), in regards to the letter dated July 23, 2010 provided by the staff of the Securities and Exchange Commission to Kenton K. Alder, Chief Executive Officer of the Company.
As we discussed on our telephone call today, the Company is in the process of finalizing its Current Report on Form 10-Q for the quarter ended June 30, 2010 and related second quarter earnings release, and is preparing for an upcoming board of directors meeting in China to be held in August. As a result, per our discussion, the Company will file a response to the letter no later than August 20, 2010.

Very truly yours,
/s/ Brandon Lombardi
Brandon Lombardi
For the Firm

cc:	Steven Richards Bruce Macdonough